UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

O-I GLASS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9576	22-2781933
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	file number)	Identification No.)

One Michael Owens Way, Perrysburg, Ohio	43551
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (567) 336-5000

Darrow A. Abrahams (567) 336-5000

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report for O-I Glass, Inc. for the period January 1 to December 31, 2025 is provided as Exhibit 1.01 hereto and is publicly available at www.o-i.com1.

Item 1.02 Exhibit

See Item 3.01 below.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 -- Exhibits

Item 3.01 Exhibits

Exhibit 1.01 -- Conflict Minerals Report for the reporting period January 1 to December 31, 2025, as required by Items 1.01 and 1.02 of this Form.

1 The reference to the O-I Glass, Inc. website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

O-I GLASS, INC.

Date:	May 14, 2026		/s/ Darrow A. Abrahams
		By:	Darrow A. Abrahams
Senior Vice President, General Counsel and Corporate Secretary